TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three months ended October 31, 2008 and 2007

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended October 31, 2008.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	October 31, 2008	July 31, 2008
	(Unaudited – Prepared	(Audited)
	by Management)

Assets

Current

Cash and cash equivalents	$5,443,215	$6,171,793
Accounts receivable	36,129	51,821
Prepaid expenses	10,609	31,925

	5,489,953	6,255,539

Restricted cash	66,355	78,052
Investments (Note 4)	676,329	1,143,590
Property and equipment	1,529,640	1,523,917

Total Assets	$7,762,277	$9,001,098

Liabilities

Current

Accounts payable and accrued liabilities	$38,712	$107,723

Total Liabilities	38,712	107,723

Shareholders’ Equity

Share capital (Note 5)	23,690,325	23,690,325
Contributed surplus (Note 5)	254,683	192,137
Accumulated Deficit	(13,455,520)	(12,618,105)
	10,489,488	11,264,357
Accumulated other comprehensive (loss) income (Note 4)	(2,765,923)	(2,370,982)

Total Shareholders’ Equity	7,723,565	8,893,375

Total Liabilities and Shareholders’ Equity	$7,762,277	$9,001,098

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2008	2007

Expenses

General and administrative (Schedule)	$471,837	$205,756
Amortization	1,201	1,344
Foreign exchange	284,327	(25,435)
Loss on sale of investment	60,473	-
Interest income	(42,969)	(102,847)
Stock option compensation	62,546	11,290

Net loss for the period	(837,415)	(90,108)

Deficit, beginning of period	(12,618,105)	(11,366,670)

Deficit, end of period	$(13,455,520)	$(11,456,778)

Loss per share - basic	$(0.02)	$(0.00)
- diluted	$(0.02)	$(0.00)

Weighted-average number of common shares outstanding	36,595,225	36,545,225

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Comprehensive (Loss) Income
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2008	2007

Net loss for the period	$(837,415)	$(90,108)

Other comprehensive (loss) income in the period
Fair value adjustment to financial instruments
Investments (Note 4)	(394,941)	941,956

Comprehensive (loss) income for the period	$(1,232,356)	$851,848

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2008	2007

General and Administrative Expenses

Accounting and audit	$13,037	$-
Consulting fees	66,190	-
Corporate relations and development	177,792	68,295
Directors fees	19,474	60,907
Filing, regulatory and transfer agency fees	13,602	5,720
Legal	14,111	2,461
Office, rent and miscellaneous	29,979	32,212
Printing	13,494	-
Reports	26,175	1,682
Travel, promotion and accommodation	36,634	11,550
Wages and benefits	61,349	22,929

	$471,837	$205,756

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	October 31,	October 31,
	2008	2007

Net increase (decrease) of cash related to the following:

Operating Activities
Net loss for the period	$(837,415)	$(90,108)
Items not affecting cash:
Amortization	1,201	1,344
Loss on sale of investments	60,473	-
Stock option compensation	62,546	11,290
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	8,450	(43,531)
Accounts receivable	15,692	3,154
Prepaid expenses	21,316	(15,864)
Net cash used for operating activities	(667,737)	(133,715)

Financing Activities
Restricted cash	11,697	(7,733)
Net cash provided by (used for) financing activities	11,697	(7,733)

Investing Activities
Proceeds from sale of investments	11,847	-
Purchases of property and equipment	(84,385)	-
Net cash used for investing activities	(72,538)	-

Net decrease in cash	(728,578)	(141,448)
Cash and equivalents, beginning of period	6,171,793	8,499,720

Cash and equivalents, end of period	$5,443,215	$8,358,272

Supplemental cash flow information:
Interest paid	-	-
Interest received	$42,969	$102,847
Cash and equivalents comprised of:
Chartered bank discount notes	$5,214,648	$8,140,862
Cash held in treasury accounts	228,567	217,410
	$5,443,215	$8,358,272

Non-cash investing activities:
The Company incurred $15,502 in exploration expenditures which amounts were in accounts payable at October 31, 2008 (July 31, 2008 $92,963).

See accompanying notes to the consolidated interim financial statements

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)

Three Months Ended October 31, 2008

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2008, with the exception of the changes discussed herein.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to October 31, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2008.

a) Capital Disclosures

Effective August 1, 2008 the Company adopted CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Refer to Note 6

b) Financial Instruments

Effective August 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

Refer to Note 7

c) International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTE 2 - PROPERTY AND EQUIPMENT

					Net Book
	Working	Net Book	Additions		Value at
	Interest	Value at	During the		October 31,
	%	July 31, 2008	Period	Amortization	2008
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	$661,502	4,539	-	$666,041
PEP 38349	100	779,355	2,385	-	781,740
		1,440,857	6,924	-	1,447,781
Other:
Apartment and office
equipment		83,060	-	(1,201)	81,859
		$1,523,917	6,924	(1,201)	$1,529,640

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

During the three month period ended October 31, 2008 the Company incurred $143,807 in certain general and administrative expenses through its wholly owned subsidiary, DLJ Management Corp (“DLJ”). The Company recovered $78,340 of these costs from related companies TAG Oil Ltd. (“TAG”) and AMG Oil Ltd. (“AMG”), with the net cost to the Company being recorded on the Company’s Consolidated Statements of Operations and Deficit. During the first quarter of the 2009 fiscal year, these costs included office rent of CDN$9,000 that was paid by DLJ to a private company owned by a Director of the Company. The Company recovered CDN $4,875 of these costs, from TAG and AMG.

TAG and AMG are related to the Company through common directors and officers.

Consulting Agreements

On January 1, 2008, the Company entered into an agreement with the Company’s Chief Operating Officer to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000. The Company and TAG also entered into an agreement in January 2008 that allows for TAG to utilize the Company’s Chief Operating Officer as a technical consultant on an ongoing basis by paying one half of the monthly compensation.

Pursuant to agreements dated July 10, 2008, the Company pays two directors compensation of $41,000 per year.

Refer to note 9

NOTE 4 - INVESTMENTS

At October 31, 2008, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

	Number of	July 31,			October 31,
	Common	2008	Sales		2008	Percentage
	Shares	Market	During the	Comprehensive	Market	of
	Held	Value	Period	Loss	Value	Ownership

AMG Oil Ltd.	826,431	$272,723	$-	$(231,400)	$41,323	3.56%
Austral Pacific Energy Ltd.	3,046,240	870,867	(72,320)	(163,541)	635,006	5.12%
		$1,143,590	$(72,320)	$(394,491)	$676,329

As at October 31, 2008 and in accordance with CICA 3855, the Company’s investments are recorded at market value.

During the period ended October 31, 2008 the Company sold 64,000 common shares of Austral Pacific Energy Ltd. with a book value of $72,320 for proceeds of approximately $11,847.

NOTE 5 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number		Contributed
Issued and fully paid:	of Shares	Amount	Surplus
	Shares
Balance at October 31, 2008 and July 31, 2008	36,595,225	$23,690,325	$192,137

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of Share	Weighted Average
	Purchase Warrants	Exercise Price
Balance at October 31, 2008	200,000	$0.80

c)	Incentive Stock Options

The following is a continuity of outstanding incentive stock options:

	Number of	Weighted Average
	Options	Exercise Price
Balance at July 31, 2008	2,060,000	$0.58
Expired during the period	(250,000)	0.50
Granted during the period	112,500	0.70
Balance at October 31, 2008	1,922,500	$0.60

The following summarizes information about stock options that are outstanding at July 31, 2008:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
200,000	$ 1.00	2.83	September 1, 2011	200,000
1,225,000	0.50	4.37	March 14, 2013	408,333
75,000	0.50	4.43	April 8, 2013	25,000
60,000	0.64	4.65	June 26, 2013	-
200,000	0.80	4.65	June 26, 2013	-
50,000	0.54	4.72	July 21, 2013	-
112,500	0.70	4.75	August 1, 2013	-
1,922,500		4.34		633,333

During the period ended October 31, 2008, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates and a volatility ratio of 100% and a risk free interest rate of 3.5% to calculate option benefits of the options granted during the quarter ended October 31, 2008. The fair value of the option benefit is amortized over the vesting period of the options, generally being eighteen months.

Note 6 – Capital Disclosures

The Company’s primary objective for managing its capital structure is to maintain financial capacity for the purpose of sustaining the future development of the business and maintaining investor, creditor and market confidence.

The Company considers its capital structure to include shareholders’ equity and working capital. Management is continually monitoring changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas industry. In the event that adjustments to the capital structure are necessary, the Company may consider issuing additional equity, raising debt or revising its capital investment programs.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any currently contemplated. There have been no changes to the Company’s approach to capital management during the period.

Note 7 – Financial Instruments

The nature of the Company’s operations expose the Company to credit risk, liquidity risk and market risk, and changes in foreign exchange rates and interest rates may have a material effect on cash flows, net income and comprehensive income.

This note provides information about the Company’s exposure to each of the above risks as well as the Company’s objectives, policies and processes for measuring and managing these risks.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor market conditions and the Company’s activities. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and policies.

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties do not fulfill their contractual obligations. The Company has assessed the risk of counterparties not fulfilling their contractual obligations as minimal.

Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. The Company’s short-term deposits are held with a Canadian chartered bank and are monitored to ensure a stable return. The Company’s short-term deposits currently consist of term deposits or chartered bank discount notes as it is not the Company’s policy to utilize complex, higher-risk investment vehicles.

The carrying amount of amounts receivable and cash and cash equivalents represents the maximum credit exposure. The Company does not have an allowance for doubtful accounts as at October 31, 2008 and did not provide for any doubtful accounts nor was it required to write-off any receivables during the three months ended October 31, 2008. As at October 31, 2008 there were no significant amounts past due or impaired.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its work commitments and other financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company’s liquidity is dependent upon its current working capital and ability to raise funds. To forecast and monitor liquidity the Company prepares operating and capital expenditure budgets which are monitored and updated as considered necessary. Expected future cash expenditure to satisfy work commitments combined with operating costs is less than the Company’s current working capital in hand of $5.44 million. Considering these circumstances the Company’s liquidity risk is assessed as low. As at October 31, 2008 the Company’s only financial liabilities are accounts payable and accrued liabilities of $38,712.

c) Market Risk

Market risk is the risk that changes in foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows, net income and comprehensive income. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company does not anticipate any market risk that will materially affect the Company’s cash flow and net income during the remainder of the 2009 fiscal year.

d) Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. Primarily all of the Company’s cash and cash equivalents are denominated in United States dollars and Canadian dollars, while operational and capital activities related to our properties are transacted primarily in New Zealand dollars with some administrative costs also being incurred in Canadian dollars.

The Company currently does not have significant exposure to other currencies and this is not expected to change in the foreseeable future as the work commitments on the Company’s oil and gas properties in New Zealand are expected to be carried out in New Zealand dollars.

e) Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities.

The Company did not have any producing properties during the three months ended October 31, 2008 however the Company does anticipate that changes in commodity prices may affect the economics of certain operations and lower commodity prices may, for the short-term, affect the value of the Company’s exploration properties.

f) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate fluctuations on its cash and cash equivalents which bear a floating rate of interest. The risk is not considered significant.

The Company did not have any interest rate swaps or financial contracts in place as at or during the three months ended October 31, 2008. Variations in interest rates will not materially affect the Company.

g) Fair Value of Financial Instruments

The Company’s financial instruments as at October 31, 2008 included cash and cash equivalents, accounts receivable, investments and accounts payable and accrued liabilities. The fair value of the financial instruments with exception of the Company’s investments, approximate their carrying amounts due to their short terms to maturity. The fair value of the Company’s investments approximate their carrying value as they are recorded at market value at October 31, 2008.

The Company will assess at each reporting period whether financial assets, other than those classified as held-for-trading, are impaired. Any impairment loss will be included in net income for the period.

NOTE 8 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at October 31, 2008, this security amounted to $66,355.

NOTE 9 – SUBSEQUENT EVENT

On November 27, 2008, Mr. Ronald Bertuzzi joined the board. Pursuant to an agreement Mr, Bertuzzi will receive compensation as a director of $6,000 per year plus $500 for each board or committee meeting he attends.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations and is committed under agreements to complete certain exploration programs in order to maintain its interests. The Company’s management estimates that the total commitments for fiscal 2009 are $100,000. However, prior to November 8, 2009 the Company is required to either drill a well on each of PEP 38348 and PEP 38349 for a total cost of approximately $3,400,000 or relinquish the permits.

NOTE 11 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration. It operates in two geographical regions, therefore information on country segments is provided as follows:

For Three Months Ended October	Canada	New Zealand	Total Company
31, 2008
Expenses:
General and administrative	$434,715	$37,122	$471,837
Stock option compensation	62,546	-	62,546
Foreign exchange	282,510	1,817	284,327
Depreciation	1,201	-	1,201
	(780,972)	(38,939)	(819,911)

Other items
Interest income	41,723	1,246	42,969
Loss on sale of investments	(60,473)	-	(60,473)
	(18,750)	1,246	(17,504)

Net loss for the period	$(799,722)	$(37,693)	$(837,415)

Total assets	$6,411,012	$351,265	$7,762,277
Capital expenditures for the period	$-	$6,924	$6,924